FOIA Confidential Treatment Request

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

September 3, 2013	Via EDGAR & Federal Express

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on March 15, 2013

Response Filed August 1, 2013

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated August 13, 2013 (the “Comment Letter”).  For your convenience, we have repeated each comment prior to the applicable response.

Confidential Treatment

In response to comment No. 2 of the Comment Letter, the Company is providing certain information to the Staff of the Commission on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Act of 1934, as amended (“Rule 12b-4”).  Accordingly, this supplemental information is not filed with this response letter.  The Company respectfully requests that this information be returned to the Company promptly upon completion of the Staff’s review pursuant to Rule 12b-4.

Additionally, in accordance with Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (“Rule 83”), because of their commercially sensitive nature, the Company hereby requests, and has accompanied this letter with a request for confidential treatment of this supplemental information, as well as selected portions of this letter.  Please promptly inform the Company of any request for any or all of the supplemental information or the selected portions of this letter made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate its request for confidential treatment in accordance with Rule 83.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to Corey Prestidge at 214-855-2177 (telephone) or 214-580-5722 (fax).

Consolidated Financial Statements of Hilltop Holdings, Inc. and Subsidiaries

Form 10-K for Fiscal Year Ended December 31, 2012

Note 16. Other Contingencies, page F-42

1.              Please refer to your response to comment 6 of our July 18, 2013 letter. Noting the significant loan sales made by PlainsCapital prior to its acquisition by your company, please confirm that your total exposure to loans sold with recourse is $40M as set forth in your response. Please ensure that you report your total exposure in future filings.

Response: The mortgage origination segment may be responsible for errors or omissions relating to its representations and warranties contained in its sales contracts that loans sold to investors meet certain requirements, including representations as to underwriting standards and the validity of certain borrower representations in connection with the loan. While its sales contracts typically include borrower early payment default repurchase provisions, these provisions have not been a primary driver of investor claims to date.

Generally, the mortgage origination segment first becomes aware that an investor believes a loss has been incurred on a sold loan when it receives a written request from the investor to repurchase the loan or reimburse the investor’s losses. Upon completing its review of the investor’s request, the mortgage origination segment will establish a specific liability for the loan if it concludes its obligation to the investor is both probable and reasonably estimable. The $39.7 million of loan exposure presented in our previous response represents the unpaid principal balance of loans related to specific investor claims for which the mortgage origination segment has concluded it has a probable liability. The indemnification liability established for these claims totaled $10.7 million at December 31, 2012.

An additional liability has been established for probable investor losses that may have been incurred, but not yet reported to the mortgage origination segment based upon a reasonable estimate of such losses. Factors considered in the calculation of this liability include, but are not limited to, total loan origination volume exclusive of specific investor requests, actual investor claim settlements and the severity of estimated losses resulting from future claims, and our history of successfully curing defects identified in investor claim requests. As noted above, while the mortgage origination segment’s sales contracts typically include borrower early payment default repurchase provisions, these provisions have not been a primary driver of investor claims to date, and therefore, are not a primary factor considered in the calculation of this liability. The indemnification liability established for incurred but not reported claims totaled $8.3 million at December 31, 2012.

Although management considers the total indemnification liability to be appropriate, there may be changes in the liability over time to address incurred losses due to unanticipated adverse changes in the economy and historical loss patterns, discrete events adversely affecting specific borrowers or industries, and/or actions taken by institutions or investors. The impact of such matters is considered in the reserving process when probable and estimable.

Accordingly, our intent is to disclose in our prospective filings the disclosures as provided to the Staff of the Commission in our initial response, with additional clarification that the $39.7 million loan exposure is specific to specific investor claims and that the incurred but not recorded indemnification liability calculation considers total loan origination volume exclusive of specific investor requests.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 18. Segment and Related Information, page 35

2.              We note your on-going losses in the insurance segment. We also note that the goodwill allocated to this segment is not impaired because you state that the estimated fair value of the insurance reporting unit exceeded its carrying value and that, therefore, step two of the impairment analysis was not performed. Please provide us the following information regarding your analyses for each period presented in your Form 10-K and include any available updated information through the fiscal quarter ended June 30, 2013:

•                  Please provide us your complete impairment analysis for each of the periods mentioned above.

•                  Please provide us a complete narrative of your analyses, including all material assumptions and any change in those assumptions between periods.

•                  Please provide us pricing information of your common stock and market capitalization for each of the periods mentioned above. Discuss how this information and any other external indicators were considered in your analyses.

Confidential Information Response

In response to the Staff’s comment, the Company has enclosed with the paper copy of this letter the Company’s complete impairment analysis for each of the years in the two-year period ended December 31, 2012, which includes discussion of external indicators that were considered in the Company’s analyses (the “Supplemental Materials”).

The Supplemental Materials are being provided to the staff on a confidential basis pursuant to Rule 12b-4, and accordingly such Supplemental Materials are not filed with this response.  In accordance with Rule 12b-4, the Company hereby requests that these Supplemental Materials be returned promptly following completion of the Staff’s review thereof.

In addition, due to their sensitive commercial nature, the Company is requesting confidential treatment for the Supplemental Materials under the Freedom of Information Act, as amended, in accordance with Rule 83. Please promptly inform the Company of any request for any or all of the Supplemental Materials made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate its request for confidential treatment in accordance with Rule 83.

Analysis Performed as of December 31, 2012 and 2011

The Company has historically performed its required annual goodwill impairment test as of December 31st for its insurance reporting unit, which accounted for all of the Company’s goodwill prior to the acquisition of PlainsCapital Corporation on November 30, 2012.  As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”), the Company’s goodwill associated with the banking, mortgage origination and financial advisory reporting units acquired in connection with the PlainsCapital Corporation transaction will be tested for impairment annually as of October 1st.  Accordingly, the first annual goodwill impairment tests for the acquired reporting units will occur on October 1, 2013.  We respectfully advise the Staff that we are in the process of evaluating the preference of aligning the annual impairment testing date for the insurance reporting unit with the October 1st annual impairment testing date of the recently acquired reporting units.

Prior to the acquisition of PlainsCapital Corporation, the Company had one operating and reportable segment as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”).  As disclosed in the 2011 Form 10-K, however, management determined that, at that time, this operating segment was comprised of two components, each of which management determined to be reporting units — Hilltop Holdings Inc. (the holding company) and NLASCO, Inc. (the insurance company).  The parent was considered a reporting unit separate from the insurance company due to the fact that the assets and liabilities of the parent were not directly involved in the operations of the insurance company.  The parent is a holding company that endeavors to make opportunistic acquisitions or effect a business combination.  In connection with that strategy, at December 31, 2011, the parent was engaged in activities to identify potential targets, not necessarily in the insurance industry.  At December 31, 2011, the parent had $533 million aggregate cash and cash equivalents expected to be used for acquisitions.

As discussed above, the acquisition of PlainsCapital Corporation has resulted in the additional goodwill associated with the banking, mortgage origination and financial advisory reporting units at December 31, 2012; however, the acquisition did not impact the goodwill assigned to the insurance reporting unit.

The following discussion summarizes our goodwill impairment analysis for our insurance reporting unit.

The first step (Step #1), used to identify potential impairment of goodwill, involves comparing each reporting unit’s estimated fair value to its carrying value.  If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired.  If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.  The Company has estimated fair value of its insurance reporting unit based primarily on an income approach (i.e., a discounted cash flow analysis) using historical, actual and forecasted results.  The discounted cash flow analysis utilizes thirty years of projected cash flows for the insurance company operations.  The projected financial results are created from critical assumptions and estimates based upon management’s business plan and historical trends and in consideration to the overall industry and economic environment.  Determining fair value requires the exercise of significant judgments about appropriate discount rates, business and economic growth rates, the amount and timing of expected future cash flows and market information relevant to the reporting units.

ASC 820-10-35, Fair Value Measurement — Subsequent Measurement, outlines the following three valuation techniques that are generally used in measuring fair value:

•                  Income Approach:  The Company uses the income approach in the form of the discounted cash flow method, to perform the annual fair value measurement.  The income approach incorporates discrete period and terminal future cash flows discounted using a market participant discount rate to determine fair value. The Company regularly prepares cash flow projections as part of its overall budgeting and corporate finance processes. These cash flow projections consider a number of micro and macro assumptions about the business risks and expectations and are constructed to consider market expectations of performance.

•                  Market Approach:  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business) to determine fair value.  This valuation technique requires an active market with observable trading prices and is generally used for financial assets and real property.  The highest and best use premise for the fair valuation is to assess the Company as an ongoing business.  There, however, is no active public market where the entire business can be purchased or sold and, therefore, most transactions are private and do not provide public information on the transaction.  The Company also assessed whether there were sufficient inputs to construct a hypothetical market valuation, but concluded the nature and magnitude of the required assumptions would result in considerable variability and produce a result that is not representative of the value of each of the Company’s reporting units.  The Company, however, does analyze the implied control premium based on the fair value of the reporting units relative to the market capitalization to corroborate the reasonableness of the value derived from the discounted cash flow method.  The implied control premium is benchmarked to market-based control premiums from recent transactions in the industry. While this analysis does not yield a specific fair value of the reporting units, it does help bridge the gap between the fair value measurement from the Income Approach to a market-based value indication.

•                  Cost Approach:  The cost approach uses current replacement cost as an indicator of fair value based on the principal of substitution. Although frequently used to value tangible assets and certain intangible assets, the cost approach is not appropriate as a primary valuation technique to measure the fair value of the Company’s reporting units because it does not capture the value of the going concern.  As a result, the Company did not utilize this valuation technique.

Significant assumptions used in the analyses include (a) discount rate, (b) perpetual growth rate, which is a common growth factor used in the insurance industry, (c) premium growth, (d) investment yields, and (e) combined ratio, which is a common insurance metric that measures total losses and expenses as compared to premiums earned during a given period.  Changes in these assumptions between 2011 and 2012 and reasons for those changes are as follows:

(a)         The discount rate used for both 2011 and 2012 was 8%, which was based on the Company’s weighted-average cost of capital;

(b)         The perpetual growth rate for 2012 was assumed to be 4% to 2%, as compared to a perpetual growth rate assumption for 2011 of 3% to 1%;

(c)          The premium growth in the 2012 analysis was assumed to be 2.6% positive for the first five years, while remaining flat thereafter.  This compares to an assumption of 4% positive and flat thereafter for 2011.  The premium growth rate assumption declined due to management’s intent to non-renew underperforming books of business;

(d)         Investment yields for 2012 were forecasted at 3.42%, as compared to 5.26% in 2011; and

(e)          Combined ratio for 2012 was forecasted to be 97.5%, as compared to 95.9% in 2011.

The analyses performed as of December 31, 2012 and 2011, both indicated that the estimated fair value of the insurance reporting unit exceeded its carrying amount; and therefore, management concluded that no impairment existed.  See the discussion below regarding management’s evaluation as of June 30, 2013.  The Company’s analysis also has considered the Company’s market capitalization as compared to the estimated fair values calculated in the analyses provided in the Supplemental Materials.  A comparison of the Company’s market capitalization to book value is as follows (in thousands, except common stock price):

Hilltop Holdings Inc. Market Capitalization

	June 30,	December 31,
	2013	2012	2011

Common stock outstanding (in thousands)	83,956	83,487	56,501
Closing price of common stock	$16.40	$13.54	$8.45
Market capitalization	$1,376,876	$1,130,419	$477,432

Book value of common equity (less preferred stock and non-controlling interest)	$1,056,827	$1,030,428	$655,383

Analysis performed as of June 30, 2013

As of June 30, 2013, the insurance reporting unit had goodwill of $23.9 million.  At December 31, 2012, the insurance reporting unit was valued at $146 million, or 15% over book value.  During the quarter ended June 30, 2013, management evaluated whether any events occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  Management’s assessment considered the following factors in concluding that no events or changes in circumstances occurred during the second quarter.

•                  The market capitalization of HTH was in excess of book value of common equity (less preferred stock and non-controlling interest) by $320 million, or 30.3%, as of June 30, 2013;  whereas the market capitalization of HTH was in excess of book value by $100 million, or 9.7% as of December 31, 2012;

•                  There was no deterioration of market conditions in the insurance industry for which HTH and National Lloyds Corporation (formerly known as NLASCO, Inc.) operate;

•                  There was no impairment of other assets within the insurance reporting unit;

•                  There were no changes in management, key personnel, strategy or customers within the insurance reporting unit;

•                  Reporting a net loss for the insurance segment for the second quarter of 2013 was not unexpected.  The insurance segment’s financial performance is seasonal in nature, with the second quarter, historically, being its worst quarter primarily due to the weather.  The insurance reporting unit was performing to forecast for the year as of April 30, 2013; however, the severe weather in May and June 2013 was worse than normal due to tornado, wind and hail storms that occurred in Texas and Oklahoma during that time period.  These events resulted in approximately $21 million in losses during May and June 2013, of which only $12 million were forecasted.  [*]  Consequently, the results for the second quarter alone did not cause management to believe that the results for the full year of 2013 would be materially different than financial results forecasted at December 31, 2012 in connection with the annual goodwill impairment assessment.

Based on the seasonality of the business as demonstrated by our historical results and the consideration of all other evidence, we do not believe that events or circumstances occurred in the second quarter that made it more likely than not that the fair value of the insurance reporting unit was below its carrying amount.

If any members of Staff have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP:cp

cc:	John P. Nolan
Paul Cline
U.S. Securities and Exchange Commission